January 30, 2006
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated
Form 10-K for year ended January 2, 2005
Filed March 2, 2005
File #1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated hereby responds to the comment letter dated (and received on) January 13, 2006 related to the above-referenced filing, as follows. The numbered paragraphs below correspond to the numbered comments in your comment letter.
Form 10-K for the year ended January 2, 2005
Critical Accounting Policies, page 46
1.	We note in your response to our prior comment two that you believe that a discussion of the potential impact of changes in your assumptions can be determined by reference to other sections of your Form 10-K. Please note that the critical accounting policy section should include a full discussion of the impact of your assumptions on a stand alone basis. Cross referencing to other sections in your document may inhibit transparency. Therefore, please revise your disclosure appropriately and provide us with a draft of such disclosure on a supplemental basis.
RESPONSE:
We have reviewed our 2004 critical accounting policy disclosure and are providing a revised draft disclosure on a supplemental basis in Attachment 1. Please note that we have removed the disclosures on Income Taxes, and Inventories and Related Allowance for Obsolete and Excess Inventory. Upon further review, we do not believe these policies meet the requirements of a critical accounting policy because the nature or the impact of the estimates or assumptions are not material to the reported financial condition and operating performance of the Company. In addition, please note that we have combined our disclosure on long-lived assets with our disclosure on Accounting for Business Combinations and Goodwill.

Securities and Exchange Commission
January 30, 2006

Goodwill and Acquired Intangible Assets, page 69
2.	We note your response to our prior comment five. However, it is unclear to us whether you considered the notion of implied fair value of goodwill in your accounting policy. Please confirm to us that your policy complies with the appropriate guidance of SFAS 142. In addition, please revise your disclosure appropriately and provide us with a draft of such disclosure on a supplemental basis.
RESPONSE:
We confirm that we have considered the concept of implied fair value of goodwill in our accounting policy in conformity with SFAS No. 142. Our accounting policy requires that we perform the annual impairment test required under SFAS No. 142. The two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. The second step, which measures the amount of goodwill impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Since the first step of the impairment test has not identified potential goodwill impairment, we are not required to perform the second step under SFAS No. 142.
We reviewed our Summary of Significant Accounting Policies disclosure on Goodwill and Acquired Intangible Assets and are providing a revised draft disclosure on a supplemental basis in Attachment 2. Also, please see the related Accounting for Business Combinations, Goodwill and Other Long-Lived Assets critical accounting policy disclosure in Attachment 1.
3.	We note your response to our prior comment six. Please provide us with a more comprehensive and detailed explanation of each factor you considered in determining that the components of your operating segments could be aggregated. Reference paragraph 30 of SFAS 142 and EITF Topic D-101.
RESPONSE:
For purposes of determining a reporting unit, an operating segment is defined in paragraph 10 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. A reporting unit is an operating segment, or one level below an operating segment which is referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Two or more components of an operating segment may be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be

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January 30, 2006

deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The factors considered in our determination that the components of our operating segments could be aggregated are described below.
• Teledyne reports its financial information under four operating segments: Electronics and Communications, Systems Engineering Solutions, Aerospace Engines and Components and Energy Systems. Each operating segment, with the exception of Energy Systems has goodwill.
• The internal reporting structure for Teledyne provides discrete financial data by the four operating segments noted above. It further provides product line data below the operating segment level. Each operating segment has a segment manager who is directly accountable to and maintains regular contact with our CEO (the chief operating decision maker) to discuss operating activities, financial results, forecasts, or plans for the segment.
• The economic characteristics we considered when evaluating whether components of our operating segments could be aggregated were as follows:
°	The nature of the products and services

°	The nature of the production processes

°	The type or class of customer for their products and services

°	The methods used to distribute their products or provide their services

°	The nature of the regulatory environment in which they participate

°	The manner in which an entity operates its business and the nature of those operations

°	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

°	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

°	Whether the components support and benefit from common research and development projects
• The assessment of the above characteristics is a matter of judgment and is based more on qualitative than quantitative factors.
• The majority of our goodwill is in the Electronics and Communications segment. The Electronics and Communications segment has $163.7 million of goodwill. This segment sells its products in three markets; namely, defense electronics, electronic instruments and other commercial electronics. Although the customer base is different in these markets, the nature of the products, services and production processes are similar. We primarily design and manufacture electronic products and sell to customers via a combination of manufacturer representatives, distributors and direct sales representatives. We design, manufacture and sell technically complex products that are primarily sold to regulated markets. For example, the defense electronics markets are often regulated by the Department of Defense, Department of State, etc. and the electronic instruments and other commercial electronics are often regulated by the Federal Aviation Administration, Environmental Protection Agency, etc. Therefore, the level of technical competencies and related business processes to

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January 30, 2006

design, manufacture and sell in these markets are similar. Additionally, the segment shares expertise over manufacturing operational excellence programs, new product development initiatives, and related research and development, as well as common selling efforts such as customer trade shows. We sponsor customer-specific trade shows where employees from multiple components participate. The segment manager monitors these efforts across the segment via daily communications, weekly conference calls, regular on-site facility visits and quarterly business reviews. The revenue generation, manufacturing expertise, product development and selling efforts of these components are tightly linked and are impacted by each other’s efforts.
• The Systems Engineering Solutions segment has $1.6 million of goodwill. The Systems Engineering Solution segment primarily sells engineering services to government customers. Through our extensive staff of engineers and scientists we provide innovative systems engineering, advanced technology, and manufacturing solutions to defense, space, environmental and homeland security customers. Most of the contracts received from the government are flexibly-priced contracts. A significant portion of the engineering services we provide are performed by our employees at customers’ facilities. To satisfy our contracts with the customers, our engineers and scientists are redeployed based on their technical expertise and geographic location. Additionally, to satisfy our research and development efforts our engineers and scientists are redeployed to support these efforts. The segment manager, who works from our Huntsville, Alabama facility, closely monitors the segment’s performance on a day-to-day basis which is easily facilitated since most of the segment’s operations are located in Huntsville, Alabama.
• The Aerospace Engines and Components segment has $0.7 million of goodwill. The Aerospace Engines and Components segment primarily sells to both the general aviation and the defense aerospace market. We design, manufacture and sell piston and turbine engines to these markets. The manufacturing process consists primarily of machining and assembly of engines. The majority of our manufacturing efforts are performed in a common facility by the same operating team. Piston engine manufacturing, assembly and test is primarily performed in the Mobile, Alabama facility. Turbine engine manufacturing is primarily performed in Mobile, Alabama with assembly and test performed in the Toledo, Ohio facility. Most of the products sold are of a legacy design requiring minimal technical product development efforts. The segment manager, who works from our Mobile, Alabama facility, oversees these engine manufacturing, selling and product development efforts.
Based on the above, Teledyne determined that for purposes of SFAS No. 142 it has four reportable units which are the same as the operating segments for SFAS No. 131.
4.	We have reviewed the roll-forward of goodwill that you propose to present in future filings. Please note that changes in goodwill due to acquisitions should be separately presented from changes due to purchase accounting adjustments. Please revise accordingly and provide us with a new draft of your proposed disclosure on a supplemental basis. Reference Illustration 1 in Appendix C of SFAS 142.

Securities and Exchange Commission
January 30, 2006

RESPONSE:
In the table below, we have provided the roll-forward of goodwill in a format we will provide in future filings. Please note that the table now includes a disclosure footnote regarding changes to goodwill.

		Systems	Aerospace
	Electronics and	Engineering	Engines and	Energy
($ in millions)	Communications	Solutions	Components	Systems	Total
Balance at December 30, 2002	$42.0	$1.6	$0.7	$—	$44.3

Current year acquisitions	11.5	—	—	—	11.5

Adjustment to prior year acquisitions (a)	0.4	—	—	—	0.4

Balance at December 29, 2003	53.9	1.6	0.7	—	56.2

Current year acquisitions	110.1	—	—	—	110.1

Adjustment to prior year acquisitions (b)	(0.3)	—	—	—	(0.3)

Balance at January 2, 2005	$163.7	$1.6	$0.7	$—	$166.0

(a)	For 2003, the adjustments to prior years acquisitions primarily related to final estimates of fair value for assets acquired and liabilities assumed in connection with business acquisitions completed prior to 2003.

(b)	For 2004, the adjustments to prior years acquisitions primarily related to final estimates of fair value for assets acquired and liabilities assumed in connection with business acquisitions completed prior to 2004.
     Lastly, as requested in the comment letter, the Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this response letter, please contact the undersigned at 310-893-1611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at 310-893-1620.

Very truly yours,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

Attachments

Securities and Exchange Commission
January 30, 2006

Attachment 1
Supplemental Disclosure — Draft Revision to Critical Accounting Policies — Fiscal Year 2004
Summary of Critical Accounting Policies
     The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to the financial statements. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Our critical accounting policies are those that are reflective of significant judgment, complexity and uncertainty, and may potentially result in materially different results under different assumptions and conditions. We have identified the following as critical accounting policies: contract revenue recognition and contract estimates; aircraft product liability reserve; accounting for pension plans; and accounting for business combinations, goodwill and long-lived assets. For additional discussion of the application of these and other accounting policies, see Note 2 of the Notes to Consolidated Financial Statements.
     Contract Revenue Recognition and Contract Estimates
     Commercial sales and sales from U.S. Government fixed-price-type contracts are generally recorded as shipments are made or as services are rendered. Occasionally, for certain U.S. Government fixed-price type contracts that require substantial performance over a long time period (one or more years) before shipments begin, in accordance with the requirements of American Institute of Certified Public Accountants Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” revenues may be recorded based upon attainment of scheduled performance milestones which could be time, event or expense driven. In these few instances, invoices are submitted to the customer under a contractual agreement and payments are made by the customer. Sales under cost-reimbursement contracts, usually from the U.S. Government, are recorded as allowable costs are incurred and fees are earned.
     The development of cost of sales percentages used to record costs under certain fixed-price type contracts and fees under certain cost-reimbursement type contracts requires that the Company make reasonably dependable cost estimates for the design, manufacture and delivery of products and services, sometimes over a long time period. Since certain fixed-price and cost-reimbursement type contracts extend over a long period of time, the impact of revisions in cost and funding estimates during the progress of work may adjust the current period earnings on a cumulative catch-up basis. If the current contract estimate indicates a loss, a provision is made for the total anticipated loss in the period that it becomes evident. These types of contracts and estimates are most frequently related to our sales to the U.S. Government. For our sales to the U.S. Government in 2004, 2003 and 2002, operating income as a percent of net sales did not

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January 30, 2006

vary by more than 1.3%. If operating income as a percent of net sales to the U.S. Government had been higher or lower by 1.3% in 2004, the Company’s operating income would have changed by approximately $6.6 million.
     Aircraft Product Liability Reserve
     We are currently involved in certain legal proceedings related to aircraft product liability claims. We have accrued an estimate for the probable costs for the resolution of these claims. This estimate has been developed in consultation with our insurers, outside counsel handling our defense in these matters, and historical experience, and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by specific events occurring in the period, changes in our assumptions, or the effectiveness of our strategies, related to these proceedings. The Company has aircraft and product liability insurance. However, based on a review of claims experience, changes to the claims management process and an analysis of available options, the Company, in 2004, increased its annual self-insurance retention for general aviation aircraft liabilities incurred in connection with products manufactured by Teledyne Continental Motors to $25.0 million from $15.0 million, and as a result lowered its annual insurance premium. If a significant liability claim or combination of claims were identified, even taking into account insurance coverage, operating profit in a given period could be reduced significantly. Accruals could be made in a given period for amounts up to our annual self-insurance retention. Based on the facts and circumstances of the claims, we have not always accrued amounts up to our annual self-insurance retention. Also, we cannot assure that, for 2005 and in future years, our ability to obtain insurance, or the premiums for such insurance, or the amount of our self-insured retention or reserves will not be negatively impacted by our experience in prior years or other factors. Our current aircraft product liability insurance policy expires May 2005.
     Accounting for Pension Plans
     Teledyne has a defined benefit pension plan covering most of its employees. The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining the Company’s pension income or expense in accordance with SFAS No. 87 is the expected return on plan assets. The Company has assumed, based upon the types of securities the plan assets are invested in and the long-term historical returns of these investments, that the long-term expected return on pension assets will be 8.5% in 2005, compared with 8.5% in 2004, and its assumed discount rate will be 6.25% in 2005, compared with 6.5% in 2004. The Company made an after-tax contribution of $1.9 million to its pension plan in 2004, and anticipates making an after-tax cash contribution of approximately $9.0 million to its pension plan in 2005. The assumed long-term rate of return on assets is applied to the

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January 30, 2006

market-related value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income or expense for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. As noted earlier, since the value of the Company’s pension assets were less than the accumulated pension benefit obligation, in accordance with the requirements of SFAS No. 87, the Company has a $22.7 million non-cash reduction to stockholders’ equity, a long-term intangible asset of $7.2 million and an additional long-term pension liability of $44.3 million at year-end 2004. The adjustment to equity did not affect net income and is net of deferred taxes of $14.4 million. The charge will be reversed should the value of the pension assets exceed the accumulated pension benefit obligation as of a future measurement date.
     Differences in the discount rate and expected long-term rate of return on assets within the indicated range would have had the following impact on 2004 results:

	0.25	0.25
	Percentage	Percentage
	Point	Point
$ in millions	Increase	Decrease

Increase (decrease) to pension expense resulting from:
Change in discount rate	$ [*]	$ [*]
Change in long-term rate of return on plan assets	$ [*]	$ [*]

*Please note, for future filings amounts will be provided. This data is not currently available for 2004.
     See Note 13 of the Notes to Consolidated Financial Statements for additional pension disclosures.
     Accounting for Business Combinations, Goodwill and Other Long-Lived Assets
     The Company accounts for goodwill and purchased intangible assets under SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”. In all acquisitions, the results are included in the Company’s consolidated financial statements from the date of each respective acquisition. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Purchased intangible assets with finite lives are amortized over their estimated useful lives.
     Goodwill and acquired intangible assets with indefinite lives are not amortized. We review goodwill and acquired indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company also performs an annual impairment test in the fourth quarter of each

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January 30, 2006

year. Based on the annual impairment test completed in the fourth quarter of 2004, no impairment of goodwill or intangible assets with indefinite lives was indicated. The Company estimates the fair value of the reporting units, which are our four business segments, using a discounted cash flow model based on our best estimate of amounts and timing of future revenues and cash flows and our most recent business and strategic plans, and compares the estimated fair value to the net book value of the reporting unit, including goodwill. The development of future revenues and cash flows projections for our business and strategic plan, and the annual impairment test involve significant judgments. Changes in these projections could affect the estimated fair value of certain of the Company’s reporting units and could result in a goodwill impairment charge in a future period. However, a 10 percent decrease in the current fair value estimate of each of the Company’s reporting units would not result in a goodwill impairment charge.
     We monitor the recoverability of the carrying value of our long-lived assets. An impairment charge is recognized when events and circumstances indicate that the undiscounted cash flows expected to be generated by an asset (including any proceeds from dispositions) are less than the carrying value of the asset and the asset’s carrying value is less than its fair value. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. Our determination of what constitutes an indication of possible impairment, the estimation of future cash flows and the determination of estimated fair value are all significant judgments.

Securities and Exchange Commission
January 30, 2006

Attachment 2
Supplemental Disclosure — Draft Fiscal Year 2004, Notes to Consolidated Financial Statements, Note 2. Summary of Significant Accounting Policies, Goodwill and Acquired Intangible Assets
Goodwill and Acquired Intangible Assets
The Company accounts for goodwill and purchased intangible assets under SFAS No. 141 “Business Combinations’’ and SFAS No. 142 “Goodwill and Other Intangible Assets’’. Using the two-step goodwill impairment model approach outlined in SFAS No. 142, the Company performs an annual impairment test in the fourth quarter of each year, or more often as circumstances require. The two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any. When it is determined that an impairment has occurred, an appropriate charge to operations is recorded. Based on the annual impairment test completed in the fourth quarter of 2004, no impairment of goodwill or intangible assets with indefinite lives was indicated.
Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested at least annually for impairment.
Teledyne’s goodwill was $166.0 million at January 2, 2005 and $56.2 million at December 28, 2003. Teledyne’s acquired intangible assets were $26.0 million at January 2, 2005 and $5.4 million at December 28, 2003. The increase in both goodwill and acquired intangibles in 2004 resulted from acquisitions. In all acquisitions, the results are included in the Company’s consolidated financial statements from the date of each respective acquisition. The allocation of the purchase price for the acquisition of Tekmar Company was completed as of year-end 2003 and the allocation of the purchase price for the acquisition of AIS was completed in the first quarter of 2004. The allocation of the purchase price for the Isco, Inc., Reynolds Industries, Incorporated and the Filtronic Solid State and Leeman Labs asset acquisitions are complete as of year-end 2004. Each of the above acquisitions is part of the Electronics and Communications segment. Approximately $36.4 million of goodwill recorded in 2004 is deductible for tax purposes. The Company is in the process of specifically identifying the amount to be assigned to intangible assets for the Celeritek defense asset acquisition and has made preliminary estimates as of January 2, 2005, since there was insufficient time between the acquisition date and the end of the quarter to finalize the valuation. The preliminary amount of goodwill recorded as of January 2, 2005 for the Celeritek acquisition was $25.0 million. The preliminary amount of intangible assets recorded as of January 2, 2005 for the Celeritek acquisition was $3.9 million. These amounts were based on estimates that are subject to change pending the completion of the Company’s internal review and the receipt of third party appraisals.

Securities and Exchange Commission
January 30, 2006

     The following table summarizes the total intangible assets acquired as part of the five acquisitions made in 2004 and the two acquisitions made in 2003 (dollars in millions):

		Weighted
		average
		useful life
	January 2, 2005	in years
Intangibles not subject to amortization:
Goodwill	$121.2	n/a
Trademarks	10.0	n/a

Total	$131.2

Intangibles subject to amortization:
Proprietary technology	$10.0	9.7
Customer list/relationships	4.7	6.4
Patents	0.2	14.9
Non-compete agreements	0.2	5.0
Backlog	0.9	1.1

Total subject to amortization	$16.0	6.2

     Amortizable intangible assets are amortized on a straight line basis. The Company recorded $1.4 million and $0.2 million in amortization expense in 2004 and 2003, respectively for acquired intangible assets. The expected future amortization expense for the next five years is as follows (in millions): 2005—$2.4; 2006—$1.7; 2007—$1.6; 2008—$1.6; and 2009—$1.5.
     The following is a summary at the acquisition date of the estimated fair values of the assets acquired and liabilities assumed for five acquisitions made in 2004 (in millions):

Current assets, excluding cash acquired	$50.4
Property, plant and equipment	19.7
Goodwill	110.1
Intangible assets	20.6
Other assets	19.5

Total assets acquired	220.3
Current liabilities, including short-term debt	28.2
Long-term debt	0.5
Long-term capital lease	3.8

Total liabilities assumed	32.5
Purchase price, net of cash acquired	$187.8